MDS Announces New Agreement on MAPLE Reactor Project

AECL to pay $25 million and provide all required capital to complete project

Toronto, Ontario, February 22, 2006 - MDS Inc. (TSX: MDS; NYSE: MDZ), a global life sciences company, today announced the conclusion of a comprehensive mediation process with Atomic Energy of Canada Limited (AECL) related to the MAPLE reactor project. Under the new agreement, AECL will assume complete ownership of the MAPLE facilities and be responsible for all costs associated with completing the project and the production of medical isotopes.

"I am very pleased with the outcome of this process. This new agreement provides a solid basis for both parties to move forward and successfully complete this project. It protects MDS shareholders from further capital costs related to the commissioning of MAPLE and creates a more economically viable relationship going forward that allows us to continue to provide these important medical imaging products to patients around the world," said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.

Under the new agreement:

  AECL will assume ownership of this asset,
  AECL will be responsible for all future capital and operating costs for the project,
  AECL will immediately pay MDS $25 million,
  MDS and AECL have entered into a 40-year supply agreement on terms similar to the current NRU supply agreement, and
  AECL will acquire all inventories associated with the MAPLE project.

The cost of isotopes under the new agreement is similar in structure to the existing NRU arrangement whereby MDS pays AECL a percentage of its medical isotope revenues. For MAPLE produced isotopes, MDS's cost will be slightly higher than the current NRU agreement. If the new agreement were in effect today, MDS Nordion's EBITDA margins would be negatively affected by 150-250 basis points. This change in cost will come into effect when MAPLE is operational. MDS will focus on mitigating this impact through increased volume, price and productivity improvements.

The terms of the existing NRU supply agreement will remain in effect until commercial production of MAPLE isotopes begins.

MDS's carrying value of the MAPLE project, after adjustments and the $25 million payment from AECL, will be approximately $345 million. This investment will be reclassified from a capital asset under construction to an intangible asset, to reflect the exchange of MDS's interest in the facility for the new supply agreement. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. AECL will also acquire $53 million of MAPLE-related inventories which will be paid for over four years beginning in 2008. As a result of these transactions, MDS will record an approximate $10 million non-cash charge in the second quarter.

In 2005, MDS capitalized expenditures of $63 million related to the MAPLE project and prior to entering into this agreement had expected to capitalize a similar amount in 2006. MDS will have no further capital expenditures related to the completion of the MAPLE project in 2006 and beyond. Interest charges related to MAPLE which were historically capitalized, will be expensed beginning in the second quarter at a rate of $2.5 million per quarter.

Today, these important medical isotopes are produced in the NRU reactor. AECL has made significant investments to ensure the extended operation of the NRU reactor and has applied for a five-year operating license renewal with the objective of operating the NRU reactor through to 2011. This reactor is expected to serve the needs of our customers for medical isotopes until commercial production of MAPLE isotopes begins.

AECL is executing its plan to resolve technical issues relating to the MAPLE reactor project in the 2006 to 2008 timeframe. This plan, successfully executed, will allow for full production in advance of the decommissioning of the NRU reactor.

MDS Nordion is the leading provider of medical isotopes used for molecular imaging procedures. Over 9 million procedures that rely on MDS Nordion's products are performed annually around the world. As well, MDS Nordion is a leading developer and manufacturer of radiotherapeutics for more targeted treatments.

MDS will be holding a conference call today at 10:00 am EST. This call will be webcast live at www.mdsinc.com, and will also be available in archived format at http://www.mdsintl.com/news_events/webcasts_presentations.asp after the call.

MDS Inc. is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. MDS is a global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

MDS Forward Looking Statement

Certain statements in this press release are forward-looking and subject to a variety of risks and uncertainties. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:

Sharon Mathers
Vice-President, Investor Relations
416-675-6777 ext. 2695
smathers@mdsintl.com